Exhibit 99.1

Consent of Joseph M. Donovan to Be Named Director

Pursuant to Rule 438 under the Securities Act of 1933, as amended (the “Securities Act”), I hereby consent to being named in the Registration Statement on Form S-11 (File No. 333-198486), together with any and all amendments or supplements thereto, or any subsequent Registration Statement filed pursuant to Rule 462(b) under the Securities Act, of STORE Capital Corporation, a Maryland corporation (the “Company”), as a person who has agreed to serve as a director of the Company beginning upon the completion of the offering and the inclusion of my biographical information in the Registration Statement.  I also consent to the filing of this consent as an exhibit to the Registration Statement.

Dated: August 29, 2014

/s/ Joseph M. Donovan
Joseph M. Donovan